JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

The following Management Discussion and Analysis (“MD&A”) of Journey Resources Corp. (the “Company”) is intended to supplement and complement the accompanying consolidated financial statements and notes for the period ended February 28, 2009. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information provided herein should be read in conjunction with the consolidated financial statements for the year ended November 30, 2008 and interim unaudited financial statements for the period ended February 28, 2009.. The following discussion may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results could change based on factors and variables beyond management control.

Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

OVERVIEW

Journey Resources Corp. (the “Company”) is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY), OTCBB (Symbol: JNYRF) and the Frankfurt Stock Exchange (Symbol: JL4).

The Company is presently in the business of the acquisition and exploration of mineral properties. The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Property, the Musgrove Creek Gold Property, the Silver Mountain Property, and the Charay Gold Property.

On October 31, 2007, the Company and Wits Basin entered into a 50/50 joint venture agreement for the exploration and development of the Vianey Mine Silver Property (“Vianey Property”) in Guerrero State, Mexico. The Vianey Property is comprised of two blocks totaling 5,022 hectares and has a silver-lead-zinc mineralization production history. The Company is the operator of the project.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

On June 13, 2007, the Company fulfilled it obligations under an amended option agreement and acquired a 100% right, title and interest in the Musgrove Creek Gold Property (“Musgrove Property”), Idaho, USA. The Musgrove Property is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer.

On October 18, 2007, the Company acquired a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Silver Property (“Silver Mountain Property”) in Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine.

On October 15, 2008, the Company entered into an option agreement to acquire a 100% interest in and to certain mining claims comprising the Charay Gold Property (“Charay Property”), located in Sinaloa, Mexico. The Charay Property is comprised of three concessions totaling 380 hectares.

In fiscal 2008, the Company wrote off the Empire Mine Property and the Silveria Property due to uncertainty over ownership of the mineral claims.

On May 29, 2006, the Company signed an option agreement with Trio Gold Corp. (“Trio”) which allowed the Company to earn a 50% lease interest in certain mining claims known as the Empire Mine Property. On June 26, 2006, Trio was served with a Statement of Claim asserting they were in breach of the underlying lease agreement with respect to the ownership of the mineral claims. The Company’s interest in the Empire Mine Property is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the property is terminated, the interest of the Company will also be terminated. On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the property from the Company and Trio for a total of $1,000,000 on or before July 3, 2008. The Company agreed to pay $100,000 to Trio upon receipt of the settlement agreement. Accordingly, the Company wrote down the property to $900,000 on November 30, 2007. The settlement payment has not been made and the Company wrote off the remaining capitalized costs of the property on November 30, 2008 due to uncertainty over ownership of the project. Management intends to pursue a resolution with the underlying land owners in protecting its interest in the Empire Mine Property.

On February 05, 2008, the Company through its Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008 and on September 26, 2008) with Grenville Gold Corporation (“Grenville”) and its subsidiaries to acquire up to a 75% interest in and to certain mining claims comprising the Silveria Property, located in the Huarochiri Province of Peru. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper's Toromocho property and Pan American Silvers Morococha Mine. The Company completed an extensive surface and underground sampling program in August 2008. The Company entered into the agreement in reliance upon certain representations and warranties of Grenville, which based on ongoing due diligence, the Company has subsequently found to be false and materially misleading. On October 31, 2008, the Company delivered written notice to Grenville that it will not fund further expenditures on the Silveria Property or issue additional common shares to Grenville until this issue is resolved. On November 30, 2008, the Company wrote off $1,731,681 in costs incurred with respect to the Silveria Project due to uncertainty over ownership of the mineral claims. Management intends to pursue a resolution in protecting its interest in the Silveria Property.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

RESULTS OF OPERATIONS

MINERAL PROPERTIES

	November 30,		November 30,		February 28,
	2007	Additions	2008	Additions	2009
	$	$	$	$	$
(a) Musgrove Creek U.S.A.,
Acquisition Costs	459,052	38,500	497,552	-	497,552
Exploration Expenditures:
Administrative	27,191	34,849	62,040	1,208	63,248
Assay	52,541	11,186	63,727	795	64,522
Drilling	379,420	9,123	388,543	-	388,543
Field Supplies	10,907	7,278	18,185	-	18,185
Geochemical Survey	201,249	-	201,249	-	201,249
Geological	96,621	34,325	130,946	-	130,946
Maintenance Fees	11,073	-	11,073	-	11,073
Staking and Recording	18,395	11,459	29,854	-	29,854
	1,256,449	146,720	1,403,169	2,003	1,405,172

(b) Empire Mine, U.S.A.
Acquisition Costs	572,269	-	572,269	-	572,269
Exploration Expenditures:	1,137,957	11,237	1,149,194	-	1,149,194
Write down Property	(810,226)	(911,237)	(1,721,463)	-	(1,721,463)
	900,000	(900,000)	-	-	-

(c) Vianey, Mexico
Acquisition Costs	223,818	-	223,818	-	223,818
Option Payments Received	-	-	-	-	-
Exploration Expenditures:
Administrative	3,310	12,249	15,559	-	15,559
Drilling	-	-	-	-	-
Engineering	15,000	-	15,000	-	15,000
Fees and Permits	5,328	2,740	8,068	-	8,068
Field and Exploration	51,217	62,629	113,846	-	113,846
Geological	22,916	19,903	42,819	-	42,819
Recovery from Optionee	-	-	-	-	-
	321,589	97,521	419,110	-	419,110
(d) Silver Mountain, Peru
Acquisition Costs	758,632	-	758,632	-	758,632
Exploration Expenditures:
Administrative	12,000	-	12,000	-	12,000
Assay	354	-	354	-	354
	770,986	-	770,986	-	770,986

(e) Silveria, Peru
Acquisition Costs	-	478,000	478,000	-	478,000
Exploration Expenditures:	-	1,253,681	1,253,681	-	1,253,681
Write down Property	-	(1,731,681)	(1,731,681)	-	(1,731,681)
	-	-	-	-	-

(f) Charay, Mexico
Acquisition Costs	-	95,000	95,000	35,585	130,585
Exploration Expenditures:
Geological	-	8,608	8,608	-	8,608
Maintenance Fees	-	-	-	6,800	6,800
	-	103,608	103,608	42,385	145,993

	3,249,024	(552,151)	2,696,873	44,388	2,741,261

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

a)	Musgrove Creek Gold Property (“Musgrove Property”), U.S.A.

On June 13, 2007, the Company fulfilled all of its obligations under an option agreement (the “Agreement”) with Roxgold Inc. (formerly Wave Exploration Corp.) and Wave Mining Inc. by making $225,000 in cash payments ($25,000 paid on signing of letter of intent, $75,000 on signing of option agreement, $100,000 on November 15, 2006, and $25,000 on May 23, 2007) and issuing 375,000 common shares (300,000 shares issued on November 30, 2005 valued at $99,000, and 75,000 shares issued on June 13, 2007 valued at $27,000), and acquired all rights, title and interest to the Musgrove Property. The property consists of 47 unpatented claims situated in the Cobalt Mining District, Lemhi County, Idaho, USA. The Company staked and recorded an additional 40 claims in 2006.

Under the terms of the Agreement, the Company assumed the underlying lease agreement dated June 12, 2003 with respect to certain mineral claims that comprise the Musgrove Property. The underlying lease has a 10 year term and can be renewed for two successive terms of 10 years provided that the conditions of the lease are met. The Company is required to pay annual lease payments to the underlying lessor which progressively increase from US$25,000 paid on the third anniversary of the lease to a maximum of US$50,000 per year for the duration of the lease. These claims are subject to an underlying 2% production royalty and a lump sum payment of US$1,000,000 upon completion of a feasibility study. In addition, the Company is required to incur minimum annual exploration expenditures of US$100,000 on the property during the term of the lease.

As at November 30, 2008, the Company has paid a total of US$90,000 for the third, fourth and fifth annual lease payments to the underlying lessor, and has incurred a total of $905,617 of exploration expenditures on the property.

In May 2006, the Company commenced an exploration program which included geological mapping, soil sampling of the prospective mineralized zone, trenching and approximately 10,000 feet of reverse circulation drilling. This drill program has been completed and the required reclamation has been done. Results from the 2006 drill program can be viewed on the SEDAR website at www.sedar.com.

In September 2007, the Company re-opened approximately 4,700 feet of drill road with plans of drilling 9 holes for a total of 7,500 feet. The purpose of the drill program was to test the main portion of the Ostrander Creek gold-in-soil anomaly delineated in 2004 and assist in defining the mineralized zone(s), with the objective of increasing the mineral resource and advancing the project toward a feasibility study, and eventual production. Drilling was accomplished by using the Company owned, skid mounted Hydracore 2000 diamond drill.

ALS Chemex has returned results from drill samples collected during the 2007 drilling program. Two 5 foot (1.5m) high grade intercepts, one assaying 22.1 grams of gold (0.645 oz/ton) in drill hole MG-07-51, and the other assaying 14.25 grams of gold (0.416 oz/ton) in drill hole MG-07-53, were penetrated during the program. Results from the 2007 drill program can be viewed on the on the SEDAR website at www.sedar.com. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny's Point resource area. The high grade intervals were unexpected, and give confidence that additional higher grade mineralization may be found on the property. True widths are yet to be determined. The results of the second assay on the original pulp of the interval in MG-07-53 returned 14.25 grams of gold which may suggest the presence of fine free gold in the rock, which is known to occur at Musgrove Creek. The drill program consisted of a total of 2,979 feet (908m) in five diamond drill core holes that were designed to begin testing for gold mineralization under soil geochemistry anomalies located northwest of the Johny's Point resource area. The drill holes completed to date provide geochemical and geological data over a distance of 800’, the Company is looking to extend the known gold mineralization in the Johny’s Point area further to the northwest

The Company is now undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid in the interpretation and targeting for future drilling. Numerous additional target areas

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

exist at Musgrove, which will be further developed by the GIS compilation, and then drill tested during 2008 and future drilling phases.

In addition to the drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

The overall management of the program is being provided by the Company's consulting geologist, Robert M. Hatch, Licensed Geologist, the Qualified Person, as defined by NI 43-101, on the Musgrove Creek Project. The Musgrove Property is an advanced-stage exploration project, of which the Company controls a 100% operating interest, subject to an underlying royalty. In February of 2004, a new NI 43-101 mineral resource calculation was estimated (Gruenwald and Makepeace, 2004). The resulting Inferred Mineral Resource was 8 million tonnes at 1.22 g/t Au. (0.036 oz/T) which would be equivalent to 9,761 kg (313,822 oz) gold, at zero dilution.

b)	Empire Mine Copper, Gold and Silver Property (“Empire Property”), U.S.A.

On May 29, 2006, the Company signed an option agreement with Trio to acquire a 50% lease interest in certain mining claims known as the Empire Property. The Empire Property consists of 23 patented mining claims, 6 mill-site claims and 21 unpatented mining claims situated in the Alder Creek Mining District of Custer County, Idaho, USA. On January 09, 2007, the Company staked and recorded an additional 10 claims to the Empire Property.

On June 26, 2006, Trio was served with a Statement of Claim asserting that Trio was in breach of the underlying lease agreement with the underlying lessor with respect to the ownership of the mineral claims comprising the Empire Property. Trio filed a Statement of Defense and Counterclaim on July 20, 2006. The Company’s interest in the Empire Mine is wholly derived from its option agreement with Trio, and in the event that Trio’s interest in the Empire Mine is terminated, the interest of the Company will also be terminated.

Under the terms of the original option agreement, the Company had an option to earn a 50% lease interest in the property by making a non-refundable deposit of US$50,000 (paid), a cash payment of $200,000 (paid), issuing 700,000 common shares of the Company (issued), and incurring US$1,500,000 in exploration expenditures on the property on or before August 31, 2007. In addition, the Company issued to an unrelated company 200,000 common shares valued at $58,000 as a finder’s fee on June 12, 2006.

On September 27, 2007, the Company and Trio entered into an amended agreement whereby the Company made additional cash payments totaling $50,000. In exchange, Trio agreed to defer the exploration expenditure requirement under the original agreement, pending the outcome of the litigation between Trio and the underlying lessor.

On February 27, 2008, the Company and Trio entered into a settlement agreement with the underlying lessor and land owners, whereby a new lessee will purchase 100% right, title and interest in the Empire Property from the Company and Trio for a total of $1,000,000 on or before July 3, 2008, pending completion of a satisfactory due diligence review and subject to court approval. The Company agreed to pay $100,000 to Trio upon receipt of the settlement payment.

The Company wrote off $911,237 (2007 – $810,226) in costs incurred with respect to the Empire Project due to uncertainty over ownership of the property. Management intends to pursue a resolution with the underlying land owners in protecting its interest in the Empire Project.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

c)	Vianey Mine Silver Property (“Vianey Property”), Mexico – Joint Venture

On April 11, 2005, the Company acquired 100% of Minerales Jazz S.A. de C.V., the beneficial holder of the Vianey Mine Concession. The Vianey Property is held pursuant to an exploitation concession issued on May 5, 1979 by the government of Mexico, which will expire in 2029, unless renewed. The property consists of concessions totaling 5,022 hectares in Guerrero State, 250 kilometers south of Mexico City, Mexico. The property has a silver-lead-zinc mineralization history and includes a mine with a history of intermittent production.

On December 18, 2006, the Company and Wits Basin entered into a joint venture arrangement for the exploration and development of the Vianey Property. Wits Basin earned a 25% joint venture interest in the Vianey Property by issuing 600,000 of its common shares (with a fair value of $219,037) to the Company and incurring US$500,000 in exploration expenditures. The Company is the operator of the project under the joint venture.

In September, 2006 the Company commenced a work program on the Vianey Project. A drilling contract covering 3,200 meters of HQ core drilling was awarded to CanMex Diamond Drill S.A. de C.V. of Sinaloa, Mexico. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. Drilling failed to reach the Vianey vein target in any drill hole; thus the objective of testing mineralization below the -75 metre level was not achieved. Drilling intercepted new zones of mineralization in the rocks southwest of the Vianey vein that were not previously known. Underground sampling returned good grade values for the Vianey vein and disclosed near-ore-grade metal values in intrusive rocks at the -75 metre level. The objective of testing mineralization below the -75 metre level remains a viable objective for expanding the resource potential of the Vianey vein.

Laboratory analysis was provided by ALS Chemex, Guadalajara, Jalisco, Mexico. The design and overall management of the program was provided by the Company’s geologist Rodney Blakestad, the Qualified Person on the Vianey project.

The recommended 2007 work program has been postponed, commencement of the exploration and drilling plan are being reviewed by the Qualified Person on the project. In 2008, a review and evaluation of data, compilation of the recently acquired underground survey, data basing of available geo-chem, standardizing into a digital bundle, creating topographical maps, finishing the underground survey layout, and adding the geology and geo-chem to the survey data. An underground drilling program is being contemplated.

On October 31, 2007, Wits Basin earned an additional 25% joint venture interest by issuing to the Company a total of 2,100,000 of its common shares (with a fair value of $554,579) and paying US$100,000 in cash. The joint venture arrangement has been changed accordingly with 50% interest owned by the Company and the remaining 50% interest owned by Wits Basin.

d)	Silver Mountain Silver Property (“Silver Mountain Property”), Peru

On October 18, 2007, the Company entered into a mineral claim purchase agreement with Marlene Ore Lamilla (the "Owner"), to acquire a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain property in Peru, through its wholly owned Peruvian subsidiary, Minera Journey Resources Peru SAC. In consideration, the Company paid to the Owner $80,000 and issued 2,500,000 common shares with a fair value of $625,000. In addition, 200,000 common shares of the Company valued at $50,000 were paid as a finders' fee in connection with this property acquisition.

The Company will pay the Owner a 1% net smelter royalty upon commencement of commercial production of the Silver Mountain property.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

e)	Silveria Silver Property (“Silveria Property”), Peru

On February 05, 2008, the Company through its wholly-owned Peruvian subsidiary entered into an option and joint venture agreement (amended on March 17, 2008 and on September 26, 2008) with Grenville Gold Corporation (“Grenville”) to acquire up to a 75% interest in the Silveria Property, located in the Huarochiri Province, Peru. The Company paid $200,000 to Grenville upon signing a letter of intent on December 13, 2007, and issued 400,000 common shares valued at $68,000 as finder’s fees on this acquisition. Grenville was a related company with a common director until March 12, 2008, at which date the director resigned from the boards of both Grenville and the Company.

The Silveria Property covers approximately 3,959 hectares, is located approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper's Toromocho property and Pan American Silver's Morococha Mine. The Silveria claims encompass the past producing Pacococha, Millotingo, Silveria and Germania mines located in the San Mateo Mining District, Province of Huarochiri, Department of Lima, Peru.

Under the terms of the agreement, the Company may earn up to 75% interest in the Silveria property by issuing a total of 1,500,000 shares of the Company, making an option payment of $1,000,000, and funding an aggregate of $11,800,000 towards development and exploration expenditures on the property. Grenville will have a one- time option to elect to contribute an equal amount of expenditures under the joint venture in order to maintain its interest of 50% and have the joint venture continue to run on a 50/50 basis.

The Company entered into the agreement in reliance upon certain representations and warranties of Grenville, which based on ongoing due diligence, the Company has subsequently found to be false and materially misleading. In particular, the Company’s position is that Grenville misrepresented the status of, and its ownership of certain mineral claims comprising the Silveria Property.

On October 31, 2008, the Company delivered written notice to Grenville that it will not fund further expenditures on the Silveria Property or issue additional common shares to Grenville until this issue is resolved. Management intends to pursue a resolution in protecting its interest in the Silveria Project, which could include legal action being taken. As at the auditors’ report date on March 20, 2009, no resolution has been reached. The Company wrote off $1,731,681 in costs incurred with respect to the Silveria Project due to uncertainty over ownership of the mineral claims.

The Company completed an extensive surface and underground sampling program in August 2008. A total of 1,283 samples have been taken and submitted to ALS Chemex (Lima) for gold, silver and base metal analysis. A total of 316 samples are rock chip grab samples taken from dumps at drift portals, 628 are surface rock chip outcrop and subcrop samples and 339 are underground channel samples. Assay results have been received for 120 of the samples taken from dumps.

Sampling of rock dumps at drift portals has provided information on the grade distribution and vertical zonation of mineralization within individual veins and on variations in the style of mineralization between different veins. Initial observations indicate that most veins are silica-pyrite dominant at elevations above 4,800 metres and pass downwards into silver-bearing galena-sphalerite dominant veins. Chalcopyrite is present in most veins and appears to increase in tenor downwards. Historic mining targeted the galena-sphalerite dominant intervals of the veins.

Assay results received to date have identified samples with high gold grades in veins for which historic records do not mention gold. One sample assayed 6.89 g/t Au, 3240 g/t Ag, 1.5% Pb and 2.6% Zn. The high gold-silver grade, but relatively low lead-zinc grade, suggests that silver grades are not always linked to lead grades, but may occur with gold in a quartz-pyrite assemblage. Quartz-pyrite veins were not historically mined.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

The technical report prepared by SRK Exploration Services (UK) in accordance with National Instrument 43- 101, regarding the Silveria Project was accepted for filing by the TSX Venture Exchange and is available at www.sedar.com.

f)	Charay Gold Property (“Charay Property”), Mexico

On October 15, 2008, the Company through its wholly owned Mexican subsidiary entered into a mineral claim option agreement (the "Agreement") with Tektite Financial Inc. (“Tektite”) and Minera Bacoachi, S.A de C.V., to acquire a 100% interest in and to certain mining claims comprising the Charay Property, located in Sinaloa, Mexico.

The Property is comprised of three concessions covering 380 hectares, located in northern Sinaloa, Mexico, approximately one hour by road from the city of Los Mochis. In 2005, Vane Minerals Group drilled 27 shallow holes on the Property, totaling 1,576 meters. Eight drill holes targeted large zones of intense alteration in search of large-tonnage, low-grade disseminated mineralization. Nineteen drill holes targeted and intersected mineralized quartz vein/structure along a strike length of approximately 240 meters.

The terms of the agreement require the Company to pay a total of US$2,700,000, plus 15% required value – added tax over the term of five years.

The Company issued 1,000,000 common shares valued at $50,000 to Tektite on November 4, 2008 and 300,000 common shares valued at $15,000 as finders' fees in connection with this Agreement. In addition, the Company agreed to make a non-refundable payment of $25,000 upon execution of the Agreement, and incur $75,000 in work expenditures on the property on or before April 15, 2009.

The option will retain a 2% net smelter royalty in the event of commercial production of the property.

The Company is preparing for a Phase-I drill program designed to test the mineralized depth and extensions of the known structure.

Selected Annual Financial Information

	2008	2007	2006
	$	$	$
Revenues	-	-	-
Net Loss for the Year	(4,566,270)	(2,362,986)	(1,460,225)
Net Loss per Common Share – Basic and Diluted	(0.12)	(0.09)	(0.08)
Total Assets	3,306,774	4,621,933	3,307,454
Total Long Term Debt	-	-	-
Shareholders’ Equity	879,610	4,070,169	2,809,014
Working Capital (Deficiency)	(2,173,043)	161,835	(224,486)

Summary of Quarterly Results (Unaudited)

Three Months Ended	Feb 28/09	Nov 30/08	Aug 31/08	May 31/07	Feb 28/08	Nov 30/07	Aug 31/07	May 31/07
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
Net Loss	(188,631)	(3,012,695)	(327,353)	(456,997)	(769,225)	(1,506,720)	(197,101)	(333,951)
Loss Per Share	(0.00)	(0.08)	(0.01)	(0.01)	(0.02)	(0.06)	(0.01)	(0.01)

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

Operating Activities

For the three months ended February 28, 2009 compared with the three months ended February 29, 2008:

During the first quarter of fiscal 2009, the Company’s net loss totaled $188,631 compared to a net loss of $769,225 in the fiscal 2007. The basic and diluted loss per share was $0.00 in 2009 and $0.02 in 2008.

General and Administrative (“G&A”)

G&A expenses for the three months ended February 28, 2009 totaled $128,605 (net of non-cash amortization of $16,416 and accrued interest on short term loans of $90,000). G&A expenses for the three months ended February 28, 2008 totaled $249,431 (net of non-cash stock based compensation expense of $499,112, amortization of $23,037, and shares issued as a bonus on a short-term loan valued at $31,000). The decrease in G&A expenses was a result of decreases of $41,787 in investor relations fees, $25,577 in consulting fees, and $27,772 in travel expenses. Administrative staff was reduced, reflecting the reduction in exploration activity, due to current economic uncertainty, financial market volatility and falling commodity prices. As a result, the Company had to decrease its spending in the fiscal 2009. The management activities were focused on completing the financing (completing 1st Tranche in March 2009 , with 2nd Tranche to be completed in April 2009, “Subsequent events” section), clearing the uncertainty over Empire Mine and Silveria Properties ownership and engaging the option and joint venture agreement with Samarium Group Pte. Ltd for the joint exploration of the Mugrove Creek gold project and the Charay gold project.

Interest and Financing Charges

During the first quarter of fiscal 2009, the Company incurred a total of $93,750 in interest on short-term loans, of which $3,750 was paid (2008 - $7,500 paid and 100,000 bonus shares with a fair value of $31,000 were issued) on $100,000 short-term loan received in fiscal 2007 for the purchase of the Company’s diamond drill and accrued $90,000 of interest expense on a short-term loan of $1,000,000 advanced in fiscal 2008 (see “Short-term loans”).

Other Items

In the three months ended February 28, 2009, the Company recorded an amortized gain on contribution into joint venture of $1,146 (2008 - $4,680) and an administrative and office support fee income of $30,000 (2008 - $15,000) charged to a related company with directors in common.

Due to the recent drop in commodity prices, the Company completed an impairment analysis as at February 28, 2009 which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. Management concluded that no impairment charge was required because:

  there have been no significant changes in the legal factors or climate that affects the value of the property;
  all property rights remain in good standing;
  there have been no significant changes in the projections for the property;
  exploration results continue to be positive;
  the Company intends to continue its exploration and development plans on its property; and
  project funding continue to be provided by its partner.

SHORT TERM LOANS

a)

On August 27, 2007, the Company entered into a Loan Agreement for $200,000 by way of a promissory note for a period of one year in connection with the purchase of a diamond drill. The Loan is repayable on or before August 27, 2008 (past due), bear interest at a rate of 15% per annum, and is secured by the registration of a charge on the drill in the name of the lender.

On January 29, 2008, the Company issued 100,000 common shares valued at $31,000 to the lender and recorded this amount as interest expense. On August 30, 2008, the Company repaid $100,000 of the loan and the

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

outstanding balance of $100,000 became payable on demand. An interest totaling $3,750 (2008 – $7,500) was paid in the period ended February 28, 2009.

b)

On June 30, 2008, the Company entered into a Loan Agreement for $1,000,000 by way of promissory note. The loan is payable on demand and bears interest at a rate of 3% per month. The Company agreed to pay a due diligence fee of $25,000 (accrued) and a commitment fee of $26,500 (accrued). As at February 28, 2009, accrued interest totaling $240,000 remained outstanding.

Pursuant to a Pledge Agreement dated July 02, 2008, the loan is secured by a pledge of 722,000 common shares of the Company held by the President of the Company and a general security agreement against all assets of the Company. The loan is also guaranteed by the President of the Company.

LIQUIDITY

Working Capital
The Company’s working capital deficiency was $2,231,215 as at February 28, 2009, compared to a working capital of $2,173,043 as at November 30, 2008. Cash totaled $10,852 as at February 28, 2009, an increase of $6,795 from $4,057 as at November 30, 2008.

Sources and Uses of Cash

During the period, the Company received $164,900 share subscription advances in connection to the announced private placement, the first tranch of which was closed on March 23, 2009 (see “Subsequent events”), and $5,000 for the options exercised in fiscal 2008. The cash inflows were offset by exploration expenditures totaling $44,388 and cash utilized in operating activities of $84,100 (see “Results of Operations”). In addition, the Company paid $6,303 in share issue costs in connection to the March 2009 private placement.

The Company’s financial condition is contingent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of these properties. The Company has historically relied upon equity financings to satisfy its capital requirements, and will continue to depend upon equity and/or debt financings to raise sufficient funds for its exploration activities

There can be no assurance the Company will be able to obtain the equity and/or debt financings required in the future on acceptable terms. The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options, warrants and/or the completion of other equity financings. The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects.

Although the Company has been successful in the past in financing its activities through the sale of equity securities there can be no assurance that it will be able to obtain sufficient financing in the future to carry out exploration and development work on the Properties. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and exploration success.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Any quoted market for the common shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

CAPITAL RESOURCES

Share Capital
The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at February 28, 2009, the Company had 42,818,687 (November 30, 2008 – 42,818,687) common shares issued and outstanding.

In March 2009, the Company completed the first tranche of a private placement of 8,262,600 units at a price of $0.04 per unit for gross proceeds of $330,500 (see “Subsequent Event”). As at April 16, 2009, the Company has 51,081,187 common shares issued and outstanding.

Stock Options
As at February 28, 2008, the Company had 2,833,373 (November 30, 2008 – 2,983,373) stock options outstanding with a weighted average exercised price of $0.33 and expiry dates ranging from April 26, 2010 to February 7, 2013. During the period, 150,000 of the stock options with an exercise price of $0.30 expired. Subsequently, an additional 2,650,000 options with an exercise price ranging from $0.30 to $0.40 expired and 3,500,000 stock options exercisable at $0.05 per share until April 2, 2014, were granted to directors, officers, employees and/or consultants of the Company.

Share Purchase Warrants
As at February 28, 2009, the Company had a total of 8,109,704 (November 30, 2008 – 8,109,704) warrants outstanding with an exercise price ranging from $0.35 to $0.55 and expiry dates from April 24, 2009 to August 5, 2010. Subsequently, 2,973,544 warrants at an exercise price of $0.55 expired and total of 8,707,000 warrants issued in the connection with March 2009 private placement.

Agent Units
As at February 28, 2009, the Company had 69,700 (November 30, 2008 – 69,700) Agent Units outstanding. Each Agent’s unit is exercisable at a price of $0.20 into one share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at a price of $0.35 until August 5, 2010.

OUTSTANDING SHARE DATA

As of April 23, 2009, the Company had the following common shares, stock options, share purchase warrants, and agent units outstanding:

Common Shares	51,081,187
Stock Options	5,100,000
Share Purchase Warrants	13,843,160
Agent Units	69,700

OFF BALANCE SHEET ARRANGEMENTS

As at February 28, 2009 and November 30, 2008, the company had not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties:

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

a)	During the period ended February 28, 2009, the Company paid management fees of $21,000 (2008 – $21,000) to a company controlled by the President of the Company for management and consulting services.

b)	During the period ended February 28, 2009, the Company charged a fee of $30,000 (2008 – $15,000) to a company with a common director for administrative and office support.

c)	During the period ended February 28, 2009, the Company charged rent of $12,000 (2008 – $Nil) to a company with a director in common.

d)	Balances due from and to related parties are unsecured, non-interest bearing and have no specified terms for repayment. As at February 28, 2009, the following related party balances were outstanding:

	(i)	A balance of $147,313 (November 30, 2008 – $148,939) due from the President of the Company;

	(ii)	A balance of $Nil (November 30, 2008 – $4,444) due to a company with a director in common for prepaid rent;

	(iii)	An amount of $254,385 (November 30, 2008 – $279,235) due to a company with a director (also President of the Company) and officer (Chief Financial Officer of the Company) in common;

	(iv)	An amount of $308,385 (November 30, 2008 – $308,385) included in accounts payable for exploration expenditures due to an officer of the Company and companies controlled by him; and

	(v)	Share subscriptions receivable of $55,000 (November 30, 2008 - $60,000) due from a person related to the President of the Company for stock options exercised.

All related party transactions were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

COMMITMENT

On April 1, 2008, the Company entered into a lease agreement for office premises for a term of five years. The Company is committed to pay monthly basic rent of $4,200 plus monthly operating costs and taxes estimated at $4,633 for an estimated annual total of $106,000.

CRITICAL ACCOUNTING ESTIMATES

The Company has made no assumptions about matters that are highly uncertain, except for those disclosed in Note 2 of the consolidated financial statements for the period ended February 28, 2009. Critical accounting estimates are those that materially affect the consolidated financial statements and involve a significant level of judgment by the Company. Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property and equipment, the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities and asset retirement obligations, the realization of future tax assets, and the determination of the fair value of stock based compensation.

SUBSEQUENT EVENT

a) The Company announced non-brokered private placement for up to 25,000,000 units at $0.04 per unit for gross proceeds of up to a total of $1,000,000. Each unit will consist of one common share of the Company and one share purchase warrant. Each whole warrant is exercisable into one share of the Company over 24 months from the date of closing, at an exercise price of $0.08 per share in the first year, and at an exercise price of $0.10 cents per share in

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

the second year. The Company has completed the first tranche of this private placement on March 23, 2009. The company has issued a total of 8,262,500 units at $0.04 per unit for gross proceeds of $330,500. The warrants in the first tranche expire on March 23, 2011.

On the first tranche, the Company paid a total of $17,860 of finders' fees and issued a total of 446,500 of finders' warrants on the same terms as the private placement warrants issued to the first tranche. All shares issued pursuant to the first tranche, together with any shares issuable on the exercise of the warrants have a hold period expiring on July 24, 2009.

As at February 28, 2009, the Company received $164,900 share subscription advances in connection to this subsequent private placement.

b) The Company cancelled 2,650,000 of its options and granted a total of 3,500,000 stock options exercisable at $0.05 per share and expire April 2, 2014, to directors, officers, employees and/or consultants of the Company.

c) The Company signed a letter of intent (LOI) with Samarium Group Pte. Ltd. for the joint venture of the Mugrove Creek gold project and the Charay gold project. Samarium will be entitled to complete a due diligence review of each of the Musgrove Creek gold project and the Charay gold project for a period not to exceed 45 days from the date of execution of this letter of intent (LOI) and complete a definitive agreement within 60 days of the LOI.

The option and joint venture transaction whereby the Comapny will grant to Samarium an option to acquire a 50% interest in the Musgrove Creek gold project in consideration for Samarium paying to Journey $3,000,000 (which funds will be used for the sole purpose of completing a preliminary feasibility study on the Musgrove Creek gold project). After such time as Samarium has paid to the Company the $3,000,000 and thereby earned its 50% interest in the Musgrove Creek gold project, with the Company being the operator of the Musgrove Creek JV.

The option and joint venture transaction whereby The Comapny will grant to Samarium an option to acquire a 50% interest in the Charay gold project in consideration for Samarium paying to the Company $1,000,000 (which funds will be used for the sole purpose of commencing production on the Charay gold project). After such time as Samarium has paid to Journey the $1,000,000 and thereby earned its 50% interest in the Charay gold project, with the Company being the operator of the Charay JV.

Samarium has also agreed to invest $400,000 by way of private placement into Journey on execution of the definitive joint venture agreement which is expected to occur on or before June 9, 2009.

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

RISKS AND UNCERTAINTIES

The exploration for mineral deposits is highly speculative activities and is subject to significant risks. The Company’s ability to realize its investments in exploration projects is dependent upon the discovery or acquisition of mineral resources and mineral reserves, and the economic viability of developing its properties. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration activities will be successful. The exploration of mineral resources and mineral reserves involves many risks in which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company has no source of financing other than those identified in the previous sections.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

As at February 28, 2009, financial instruments of the Company consisted of cash, accounts receivable, share subscription receivable, amounts due from joint venture partner, amounts due from and to related parties, accounts payable and accrued liabilities, and short-term loans.

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

  Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the consolidated statement of operations;

  Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be transferred to and recorded in net income; and

  Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

  Cash is classified as held-for-trading and accordingly carried at its fair value;

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

  Accounts receivable, share subscription receivable, and amounts due from related parties and joint venture partner are classified as loans and receivables, and accordingly carried at their amortized costs;

  Marketable securities are classified as available-for-sale and accordingly carried at their fair values; and

  Accounts payable and accrued liabilities, amounts due to related parties, and short terms loans are classified as other financial liabilities and are currently carried at their amortized cost.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of fiscal 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

INTERNAL CONTROLS AND PROCEDURES

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the period ended February 28, 2009. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

OUTLOOK

The Company currently has an interest in four advanced stage projects: the Vianey Property, the Musgrove Property, the Silver Mountain Property, and the Charay Property. The Company has commenced exploration and/or drilling programs on all projects to date.

The Company has commenced a work program on the Vianey Property. Diamond core drilling and associated surface and underground exploration was conducted during 2006 and early 2007. A total of 2,042.1 meters of core drilling was accomplished in 10 drill holes, plus 2 re-drilled holes. The recommended work program includes drilling from underground sites, continuation of surface and underground mapping and sampling, permitting for

JOURNEY RESOURCES CORP.
MANAGEMENT DISCUSSIONS AND ANALYSIS
FOR THE PERIOD ENDED FEBRUARY 28, 2009
Containing information up to and including April 23, 2009.

surface disturbance operations are to be completed, and negotiations are to be commenced to secure expanded rights for exploration and land use in the region surrounding the Vianey Mine concessions.

At the Musgrove Property, the Company is undertaking a comprehensive GIS compilation of all available data from the project area, which will greatly aid interpretation and targeting for future drilling. Numerous additional target areas exist at the property, which will be further developed by the GIS compilation, and then drill tested during 2009 and future drilling phases. To date the Company has completed approximately 3,000 feet of the 7,500 foot drill program. In addition to drilling, other work will include soil sampling and detailed geological mapping of the Joe claims and, at a minimum, a thorough reconnaissance of the area known as the “Ludwig Basin” that lies southwest of Johny’s Point and above the adit on Musgrove Creek. This area seems to have received little attention in the past, probably due to the steep slopes, extensive talus cover and proximity to Musgrove Creek. However, given its location between the Smith – Gahan area and Johny’s Point, this makes it an area of substantial interest.

The company has initiated exploration activities at the Silver Mountain Property, including reconnaissance mapping and detailed mapping.

As discussed in previous sections, Management intends to pursue a resolution in protecting its interest in the Empire Property and the Silveria Property which could include legal action being taken.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

FORWARD LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.

Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.